 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Westdale Properties America I, Ltd. (Last) (First) (Middle) 3300 Commerce Boulevard East (Street) Dallas, TX 75226 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Schlotzsky's, Inc. BUNZ 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/18/2002, 11/19/2002 and 11/20/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

     Form filed by One Reporting Person
X   Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock, no par value (1)	11/18/02		P		200 (2)	A	$3.1500	735,600	D	N/A
Common Stock, no par value (1)	11/18/02		P		1,500 (2)	A	$3.0807	737,100	D	N/A
Common Stock, no par value (1)	11/19/02		P		2,500 (2)	A	$3.2100	739,600	D	N/A
Common Stock, no par value (1)	11/19/02		P		600 (2)	A	$3.2000	740,200	D	N/A
Common Stock, no par value (1)	11/20/02		P		5,000 (2)	A	$3.2100	745,200	D	N/A
Common Stock, no par value (1)	11/20/02		P		4,000 (2)	A	$3.2500	749,200 (3)	D	N/A

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Explanation of Responses:

(1) Westdale Properties America I, Ltd. has filed a Schedule 13D regarding the Common Stock of Schlotzsky's, Inc. which states that each of Westdale Properties America I, Ltd., JGB Ventures I, Ltd., JGB Holdings, Inc., Joseph G. Beard, and Ronald Kimel, as sole trustee for the benefit of the issue of Manuel Kimel under the Manuel Kimel Family Trust may be deemed to comprise a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1933, as amended. Neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by any of the Reporting Persons that a "group" exists.
(2) These securites were purchased by Joseph G. Beard.
(3) 341,800 of these shares are owned solely by Joseph G. Beard.

Joint Filer Information Follows:

JGB Ventures I, Ltd.

3300 Commerce Boulevard East
Dallas, Texas 75226

Total shares of Common Stock: 407,400. These shares are owned by Westdale Properties America I, Ltd. JGB Ventures I, Ltd. disclaims beneficial ownership of these shares except to the extent of its pecuniary interest herein.

/s/ Joseph G. Beard
For JGB Holdings, Inc. as sole general partner of JGB Ventures I, Ltd.

JGB Holdings, Inc.

3300 Commerce Boulevard East
Dallas, Texas 75226

Total shares of BUNZ Common Stock: 407,400 shares of the Common Stock. These shares are owned by Westdale Properties America I, Ltd. JGB Holdings, Inc. disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.

/s/ Joseph G. Beard
President, JGB Holdings, Inc.

JOSEPH G. BEARD

3300 Commerce Boulevard East
Dallas, Texas 75226

Total shares of BUNZ Common Stock: 749,200. These shares are comprised of 407,400 shares owned by Westdale Properties America I, Ltd. and 341,800 shares owned by Joseph G. Beard. Joseph G. Beard disclaims ownership of the shares owned by Westdale Properties America I, Ltd. except to the extent of his ownership therein.

/s/ Joseph G. Beard

RONALD KIMEL, as sole trustee for the benefit of the issue of Manuel Kimel under the Manuel Kimel Family Trust.

440 Adelaide Street West
Toronto, Ontario M5V 1S7, Canada

Total shares of BUNZ Common Stock: 407,400. These shares are owned by Westdale Properties America I, Ltd. The Manuel Kimel Family Trust disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.

/s/ Joseph G. Beard
Joseph G. Beard on behalf of Ronald Kimel, as sole trustee for the benefit of the issue of Manuel Kimel under the Manuel Kimel Family Trust.

By:
/s/ Joseph G. Beard (for JGB Holdings, Inc. as sole general partner of JGB Ventures I, Ltd. as sole general partner of Westdale Properties America I, Ltd.                                                                                                11/20/2002
** Signature of Reporting Person                                                                                    Date

SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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